Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2019

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		31.03.2019 (Audited)	31.03.2018 (Audited)
1	Revenue
	Revenue from operations (Net of excise duty)	23,092	23,435	27,311		90,901	90,954
	Add: Excise duty	—	—	—		—	1,057
	Revenue from operations (Gross of excise duty)	23,092	23,435	27,311		90,901	92,011
2	Other operating income	376	234	319		1,147	912
3	Other income	1,628	1,398	917		4,018	3,205

	Total Income	25,096	25,067	28,547		96,066	96,128

4	Expenses
a)	Cost of materials consumed	6,538	7,148	9,000		25,490	31,582
b)	Purchases of stock-in-trade	6	107	10		588	220
c)	Changes in inventories of finished goods, work-in-progress and stock-in-trade	222	(369)	1,094		72	450
d)	Power & fuel charges	4,334	4,949	4,080		18,144	14,026
e)	Employee benefits expense	768	744	661		3,023	2,496
f)	Excise duty on sales	—	—	—		—	1,057
g)	Finance costs	1,401	1,358	1,205		5,689	5,112
h)	Depreciation, depletion and amortization expense	2,258	2,207	1,683		8,192	6,283
i)	Other expenses	5,465	5,445	5,091		21,628	18,230

5	Total expenses	20,992	21,589	22,824		82,826	79,456

6	Profit before exceptional items and tax	4,104	3,478	5,723		13,240	16,672

7	Net exceptional gain (Refer note 5)	—	—	2,869		320	2,897

8	Profit before tax	4,104	3,478	8,592		13,560	19,569

9	Tax expense:
	On other than exceptional items
a)	Net Current tax expense	679	774	868		2,677	2,867
b)	Net Deferred tax expense	207	372	1,535		1,073	2,472
c)	Distribution tax credit on dividend from subsidiaries	—	—	(1,536)		—	(1,536)
	On Exceptional items (Refer note 5)
a)	Net Current tax expense	—	—	—		—	51
b)	Net Deferred tax expense	—	—	2,050		112	2,023

	Net tax expense:	886	1,146	2,917		3,862	5,877

10	Profit after tax before share in profit of jointly controlled entities and associates and non-controlling interests	3,218	2,332	5,675		9,698	13,692

11	Add: Share in profit of jointly controlled entities and associates	0	0	0		0	0

12	Profit after share in profit of jointly controlled entities and associates (a)	3,218	2,332	5,675		9,698	13,692

13	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(48)	(3)	34		(85)	97
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	5	1	(7)		25	3
ii.	(a) Items that will be reclassified to profit or loss	(389)	(759)	2,441		516	2,042
	(b) Tax benefit/(expense) on items that will be reclassified to profit or loss	33	(111)	(116)		1	34

	Total Other Comprehensive Income (b)	(399)	(872)	2,352		457	2,176

14	Total Comprehensive Income (a+b)	2,819	1,460	8,027		10,155	15,868

15	Profit attributable to:
a)	Owners of Vedanta Limited	2,615	1,574	4,802		7,065	10,342
b)	Non-controlling interests	603	758	873		2,633	3,350

16	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	(379)	(850)	2,226		585	2,108
b)	Non-controlling interests	(20)	(22)	126		(128)	68

17	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,236	724	7,028		7,650	12,450
b)	Non-controlling interests	583	736	999		2,505	3,418

18	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	2,615	1,574	3,956		6,857	9,561

19	Paid-up equity share capital (Face value of ₹1 each)	372	372	372		372	372
20	Reserves excluding Revaluation Reserves as per balance sheet					61,925	62,940
21	Earnings per share after exceptional items (₹) (*not annualised)
	- Basic	7.06 *	4.25 *	12.95	*	19.07	28.30
	- Diluted	7.04 *	4.23 *	12.92	*	18.98	28.24
22	Earnings per share before exceptional items (₹) (*not annualised)
	- Basic	7.06 *	4.25 *	10.67	*	18.50	26.17
	- Diluted	7.04 *	4.23 *	10.64	*	18.43	26.11

		(₹ in Crore)

		Quarter ended				Year ended
S. No.	Segment Information	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		31.03.2019 (Audited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	4,610	4,789	5,514		18,088	19,902
	(ii) Silver - India	744	678	637		2,568	2,148

	Total	5,354	5,467	6,151		20,656	22,050
b)	Zinc - International	1,002	622	822		2,738	3,446
c)	Oil & Gas	3,175	3,350	2,749		13,223	9,536
d)	Aluminium	6,547	7,605	7,076		29,229	23,156
e)	Copper	2,803	2,763	7,508		10,739	24,951
f)	Iron Ore	853	658	1,067		2,911	3,162
g)	Power	1,593	1,623	1,764		6,524	5,652
h)	Others	1,783	1,404	189		5,023	273

	Total	23,110	23,492	27,326		91,043	92,226

Less:	Inter Segment Revenue	18	57	15		142	215

	Revenue from operations (Gross of excise duty)	23,092	23,435	27,311		90,901	92,011

Add:	Other operating income	376	234	319		1,147	912

	Total operating income	23,468	23,669	27,630		92,048	92,923

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	1,586	1,763	2,554		6,512	8,949
	(ii) Silver - India	638	588	547		2,207	1,822

	Total	2,224	2,351	3,101		8,719	10,771
b)	Zinc - International	233	83	208		269	1,232
c)	Oil & Gas	1,183	1,276	1,538		5,164	3,852
d)	Aluminium	(123)	(229)	417		399	829
e)	Copper	(122)	(122)	294		(438)	844
f)	Iron Ore	208	76	135		474	182
g)	Power	197	185	453		832	1,095
h)	Others	319	171	(21)		584	(36)

	Total	4,119	3,791	6,125		16,003	18,769

Less:	Finance costs	1,401	1,358	1,205		5,689	5,112
Add:	Other unallocable income net off expenses	1,386	1,045	803		2,926	3,015

	Profit before exceptional items and tax	4,104	3,478	5,723		13,240	16,672

Add:	Net exceptional gain (Refer note 5)	—	—	2,869		320	2,897

	Profit before tax	4,104	3,478	8,592		13,560	19,569

3	Segment assets
a)	Zinc, Lead and Silver - India	19,884	20,099	17,777		19,884	17,777
b)	Zinc - International	6,034	6,003	5,597		6,034	5,597
c)	Oil & Gas	28,519	27,949	23,361		28,519	23,361
d)	Aluminium	58,422	57,073	55,523		58,422	55,523
e)	Copper	8,347	9,235	10,168		8,347	10,168
f)	Iron Ore	3,122	3,058	3,246		3,122	3,246
g)	Power	19,573	20,842	20,615		19,573	20,615
h)	Others	8,844	8,977	2,821		8,844	2,821
i)	Unallocated	49,298	41,572	45,477		49,298	45,477

	Total	202,043	194,808	184,585		202,043	184,585

4	Segment liabilities
a)	Zinc, Lead and Silver - India	6,155	4,150	5,074		6,155	5,074
b)	Zinc - International	1,361	991	1,108		1,361	1,108
c)	Oil & Gas	9,851	9,222	5,525		9,851	5,525
d)	Aluminium	23,062	18,130	16,382		23,062	16,382
e)	Copper	4,163	3,575	9,016		4,163	9,016
f)	Iron Ore	1,367	1,078	1,688		1,367	1,688
g)	Power	2,045	2,006	2,130		2,045	2,130
h)	Others	1,463	1,082	229		1,463	229
i)	Unallocated	75,052	79,026	64,160		75,052	64,160

	Total	124,519	119,260	105,312		124,519	105,312

The main business segments are:

(a) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate

(b) Oil & Gas which consists of exploration, development and production of oil and gas

(c) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products

(d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (Refer note 6)

(e) Iron ore including pig iron, metallurgical coke

(f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and

(g) Other business segment comprises of port/berth, glass substrate and steel. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is mainly on account of acquisition of Electrosteel Steels Limited in the quarter ended June 30, 2018.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Consolidated Balance Sheet			(₹ in Crore)

		As at	As at
Particulars		31.03.2019	31.03.2018
		(Audited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	95,515	79,330
	(b) Capital work-in-progress	22,236	16,140
	(c) Intangible assets	882	949
	(d) Exploration intangible assets under development (Refer note 4)	2,723	15,915
	(e) Financial assets
	(i) Investments (Refer note 8)	4,891	164
	(ii) Trade receivables	3,688	1,347
	(iii) Loans	20	23
	(iv) Others	1,083	3,142
	(f) Deferred tax assets (net)	3,475	4,934
	(g) Income tax assets (net)	3,484	3,389
	(h) Other non-current assets	4,218	4,138

	Total Non-current assets	142,215	129,471

2	Current assets
	(a) Inventories	13,198	11,967
	(b) Financial Assets
	(i) Investments	28,174	28,536
	(ii) Trade receivables	3,982	3,969
	(iii) Cash and cash equivalents	7,289	4,236
	(iv) Other bank balances	1,080	980
	(v) Loans	82	82
	(vi) Derivatives	78	152
	(vii) Others	2,482	1,205
	(c) Income tax assets (net)	8	15
	(d) Other current assets	3,455	3,972

	Total Current assets	59,828	55,114

	Total assets	202,043	184,585

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	61,925	62,940

	Equity attributable to owners of Vedanta Limited	62,297	63,312
2	Non-controlling interests	15,227	15,961

	Total Equity	77,524	79,273

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	34,721	26,789
	(ii) Derivatives	99	118
	(iii) Other financial liabilities	1,569	276
	(b) Provisions	2,596	2,361
	(c) Deferred tax liabilities (net)	4,484	4,218
	(d) Other non-current liabilities	4,409	4,303

	Total Non-current liabilities	47,878	38,065

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	22,982	21,951
	(ii) Trade payables	17,352	17,843
	(iii) Derivatives	451	143
	(iv) Other financial liabilities	22,288	18,668
	(b) Provisions	387	410
	(c) Income tax liabilities (net)	409	311
	(d) Other current liabilities	12,772	7,921

	Total Current liabilities	76,641	67,247

	Total Equity and Liabilities	202,043	184,585

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, jointly controlled entities, and associates for the quarter and year ended March 31, 2019 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on May 07, 2019.

2	These results have been prepared on the basis of the consolidated audited financial statements for the year ended March 31, 2019 and the consolidated interim financial results for the quarter and nine months ended December 31, 2018, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors in its meeting held on March 06, 2019 declared an interim dividend @ 185% i.e. ₹ 1.85 per equity share of ₹ 1/- each. With this the total dividend declared for the year FY 2018-19 stands at ₹ 18.85 per equity share of ₹ 1/- each.

4	The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”), in October 2018, has granted its approval for an extension of the Production Sharing Contract (PSC) for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”), for a period of ten years with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice. The effects of the extension of PSC has been accounted for from the date of approval leading to transfer of exploration assets to property, plant and equipment. However the same has no material effect on the profit for the current year.

5	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)	31.03.2019 (Audited)	31.03.2018 (Audited)
Impairment reversal/(charge) relating to property, plant and equipment and exploration assets – Oil and Gas	—	—	7,016	261	6,907
Impairment charge relating to iron ore segment	—	—	(2,329)	—	(2,329)
Loss relating to non-usable items of CWIP	—	—	(251)	—	(251)
Reversal of provision for district mineral fund pursuant to a ruling by the Supreme Court	—	—	—	—	295
Foreign Currency Translation Loss reclassified from equity to profit and loss relating to subsidiaries under liquidation	—	—	(1,485)	—	(1,485)
Reversal/ (charge) pursuant to Supreme court order/ arbitration order	—	—	—	59	(113)
Others	—	—	(82)	—	(127)

Net exceptional gain	—	—	2,869	320	2,897
Tax expense on above	—	—	(2,050)	(112)	(2,074)
Non-controlling interests on above	—	—	27	—	(42)

Net exceptional gain net of tax and non-controlling interests	—	—	846	208	781

6

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently.

The National Green Tribunal (NGT), Principal Bench vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law. The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on 02 January 2019 challenging the judgment of NGT dated December 15, 2018 and the previously passed judgment of NGT dated August 8, 2013. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and August 8, 2013 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The matter is listed for hearing on June 11, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on May 08, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as a consequence of the above actions.

7	Effective April 01, 2018, the Group has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2018 or on these financial results with respect to recognition and measurement of revenue.

8	During the current year, as part of its cash management activities, Cairn India Holdings Limited (CIHL), a wholly owned foreign subsidiary of the Company, purchased an economic Interest in a structured investment in Anglo American PLC from its ultimate parent, Volcan Investments Limited (“Volcan”) for a total consideration of ₹ 3,812 Crore (GBP 428 million). The ownership of the underlying shares, and the associated voting interest, remains with Volcan. The structured investment also includes a put option that ensures a minimum realization of ₹ 4,189 Crore (GBP 463 million). The investment has subsequently performed positively, on an unrealised mark to market basis, resulting in recognition of a gain of ₹ 832 Crore and ₹ 1,041 Crore for the quarter and year ended March 31, 2019 respectively. As at March 31, 2019, the fair value of the total investment of ₹ 4,772 Crore has been included under non-current investments and the balance consideration payable of ₹ 2,070 Crore is included under other financial liabilities.

9	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

10	Previous period/year figures have been re-grouped/ rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : May 07, 2019	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East),

Mumbai–400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2019

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		31.03.2019 (Audited)	31.03.2018 (Audited)
1	Revenue

	Revenue from operations (Net of excise duty)	9,099	9,878	13,870		38,098	45,046

	Add: Excise duty	—	—	—		—	450

	Revenue from operations (Gross of excise duty)	9,099	9,878	13,870		38,098	45,496

2	Other operating income	157	129	166		546	478

3	Other income	193	5,733	2,105		6,152	3,559

	Total Income	9,449	15,740	16,141		44,796	49,533

4	Expenses

a)	Cost of materials consumed	4,063	4,292	7,137		15,508	25,209

b)	Purchases of Stock-in-Trade	1	107	153		505	426

c)	Changes in inventories of finished goods , work-in-progress and stock - in- trade	(124)	29	602		307	(11)

d)	Power & fuel charges	2,223	2,610	2,046		9,179	6,643

e)	Employee benefits expense	227	206	208		862	802

f)	Excise Duty on sales	—	—	—		—	450

g)	Finance costs	885	892	802		3,757	3,353

h)	Depreciation, depletion and amortization expense	766	893	655		3,243	2,842

i)	Other expenses	1,291	1,533	1,263		5,585	4,998

j)	Share of expenses in producing oil and gas blocks	311	325	295		1,227	1,004

	Total expenses	9,643	10,887	13,161		40,173	45,716

5	Profit/(Loss) before exceptional items and tax	(194)	4,853	2,980		4,623	3,817

6	Net exceptional gain/(loss) (Refer note 5)	—	(48)	4,973		324	5,407

7	Profit/(Loss) before tax	(194)	4,805	7,953		4,947	9,224

8	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	3	2	—		5	—
b)	Net Deferred tax (benefit)/expense	(236)	(75)	862		(245)	1,026
	Tax expense on exceptional items (Refer note 5):
a)	Net Current tax expense	—	—	—		—	—
b)	Net Deferred tax expense	—	—	1,019		112	942

	Net tax (benefit)/expense:	(233)	(73)	1,881		(128)	1,968

9	Net Profit after tax (a)	39	4,878	6,072		5,075	7,256

10	Net Profit after tax before exceptional items (net of tax)	39	4,926	2,118		4,863	2,791

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	(40)	(0)	14		(49)	91
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	2	0	(1)		1	5
ii.	(a) Items that will be reclassified to profit or loss	(131)	(2)	170		415	44
	(b) Tax benefit/(expense) on items that will be reclassified to profit or loss	16	(128)	(15)		50	(5)

	Total Other Comprehensive Income (b)	(153)	(130)	168		417	135

12	Total Comprehensive Income (a+b)	(114)	4,748	6,240		5,492	7,391

13	Paid-up equity share capital (Face value of ₹1 each)	372	372	372		372	372

14	Reserves excluding Revaluation Reserves as per balance sheet					77,508	78,941

15	Earnings per share after exceptional items (₹) (*not annualised)

	- Basic & Diluted	0.10 *	13.12 *	16.33	*	13.65	19.47

16	Earnings per share before exceptional items (₹) (*not annualised)

	- Basic & Diluted	0.10 *	13.25 *	5.70	*	13.08	7.46

		Quarter ended				Year ended
S. No.	Segment Information	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)		31.03.2019 (Audited)	31.03.2018 (Audited)
1	Segment Revenue
a)	Oil & Gas	1,715	1,812	1,503		7,104	5,085
b)	Aluminium	4,302	5,591	5,035		21,000	15,600
c)	Copper	2,084	1,774	6,023		6,833	21,253
d)	Iron Ore	852	660	1,067		2,911	3,162
e)	Power	146	42	246		252	412

	Total	9,099	9,879	13,874		38,100	45,512

Less:	Inter Segment Revenue	—	1	4		2	16

	Revenue from operations (Gross of excise duty)	9,099	9,878	13,870		38,098	45,496

Add:	Other operating income	157	129	166		546	478

	Total Operating Income	9,256	10,007	14,036		38,644	45,974

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	626	655	891		2,588	1,896
b)	Aluminium	(66)	(480)	344		14	561
c)	Copper	(104)	(107)	308		(409)	905
d)	Iron Ore	214	97	105		523	287
e)	Power	(106)	(51)	43		(309)	(67)

	Total	564	114	1,691		2,407	3,582

Less:	Finance costs	885	892	802		3,757	3,353
Add:	Other unallocable income net off expenses	127	5,631	2,091		5,973	3,588

	Profit/(Loss) before exceptional items and tax	(194)	4,853	2,980		4,623	3,817

Add:	Net exceptional gain/(loss) ( Refer note 5)	—	(48)	4,973		324	5,407

	Profit/(Loss) before tax	(194)	4,805	7,953		4,947	9,224

3	Segment assets
a)	Oil & Gas	16,299	14,781	12,842		16,299	12,842
b)	Aluminium	45,101	44,386	43,426		45,101	43,426
c)	Copper	7,141	8,217	9,968		7,141	9,968
d)	Iron Ore	2,927	2,861	3,094		2,927	3,094
e)	Power	3,321	3,260	3,263		3,321	3,263
f)	Unallocated	76,078	72,906	74,576		76,078	74,576

	Total	150,867	146,411	147,169		150,867	147,169

4	Segment liabilities
a)	Oil & Gas	6,961	6,268	3,755		6,961	3,755
b)	Aluminium	17,499	13,375	11,919		17,499	11,919
c)	Copper	3,743	3,087	8,667		3,743	8,667
d)	Iron Ore	1,235	950	1,558		1,235	1,558
e)	Power	162	168	275		162	275
f)	Unallocated	43,387	43,910	41,682		43,387	41,682

	Total	72,987	67,758	67,856		72,987	67,856

The main business segments are :

(a) Oil & Gas which consists of exploration, development and production of oil and gas.

(b) Aluminium which consist of manufacturing of alumina and various aluminium products.

(c) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (Refer note 6).

(d) Iron ore including pig iron & metallurgical coke.

(e) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power.

The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Balance Sheet			(₹ in Crore)
		As at	As at
		March 31, 2019	March 31, 2018
Particulars		(Audited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	40,972	37,132
	(b) Capital work-in-progress	14,148	10,386
	(c) Intangible assets	34	44
	(d) Exploration intangible assets under development (Refer note 4)	1,583	7,983
	(e) Financial assets
	(i) Investments	64,204	62,473
	(ii) Trade receivables	1,248	471
	(iii) Loans	197	—
	(iv) Others	619	443
	(f) Deferred tax assets (net)	3	—
	(g) Income tax assets (net)	2,175	2,429
	(h) Other non-current assets	3,027	2,577

	Total non-current assets	128,210	123,938

2	Current assets
	(a) Inventories	7,657	8,149
	(b) Financial assets
	(i) Investments	4,378	5,537
	(ii) Trade receivables	1,966	1,968
	(iii) Cash and cash equivalents	3,209	1,144
	(iv) Other bank balances	682	450
	(v) Loans	118	14
	(vi) Derivatives	46	102
	(vii) Others	2,630	3,003
	(c) Other current assets	1,971	2,864

	Total current assets	22,657	23,231

	Total assets	150,867	147,169

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital	372	372
	Other Equity	77,508	78,941

	Total Equity	77,880	79,313
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	20,521	14,810
	(ii) Other financial liabilities	281	44
	(b) Provisions	988	852
	(c) Deferred tax liabilities (net)	—	26
	(d) Other non-current liabilities	2,468	2,479

	Total Non-current liabilities	24,258	18,211

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	17,180	18,320
	(ii) Trade payables
	(1) Total outstanding dues of micro, small and medium enterprises	59	84
	(2) Total outstanding dues of creditors other than micro, small and medium enterprises	11,203	13,982
	(iii) Derivatives	343	26
	(iv) Other financial liabilities	11,483	12,244
	(b) Provisions	140	129
	(c) Income tax liabilities (net)	46	45
	(d) Other current liabilities	8,275	4,815

	Total current liabilities	48,729	49,645

	Total Equity and Liabilities	150,867	147,169

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2019 have been reviewed by the Audit Committee and approved by the Board of Directors in their respective meeting held on May 7, 2019.

2	These results have been prepared on the basis of the audited financial statements for the year ended March 31, 2019 and the interim financial results for the quarter and nine months ended December 31, 2018, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors in its meeting held on March 06, 2019 declared an interim dividend @ 185% i.e. ₹ 1.85 per equity share of ₹ 1/- each. With this the total dividend declared for the year FY 2018-19 stands at ₹ 18.85 per equity share of ₹ 1/- each.

4	The Government of India, acting through the Directorate General of Hydrocarbons, Ministry of Petroleum and Natural Gas (the “GoI”), in October 2018, has granted its approval for an extension of the Production Sharing Contract (PSC) for the Rajasthan Block, RJ-ON-90/1 (the “RJ Block”), for a period of ten years with effect from May 15, 2020. Such extension has been granted by the GoI, pursuant to its policy dated April 07, 2017 for extension of Pre-New Exploration Licensing Policy (“Pre-NELP”) Exploration Blocks PSCs signed by the GoI (the “Pre-NELP Extension Policy”), subject to certain conditions. The applicability of the Pre-NELP Extension Policy to the RJ Block PSC is currently sub judice. The effects of the extension of PSC has been accounted for from the date of approval leading to transfer of exploration assets to property, plant and equipments. However, the same has no material effect on the profit for the current year.

5	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	31.03.2019 (Audited) (Refer Note 2)	31.12.2018 (Unaudited)	31.03.2018 (Audited) (Refer Note 2)	31.03.2019 (Audited)	31.03.2018 (Audited)
Impairment (charge)/reversal
- relating to investment in subsidiary- Cairn India Holdings Limited	—	—	2,702	52	3,358
- relating to property, plant & equipment and exploration assets- Oil & gas segment	—	—	3,622	261	3,513
- relating to assets in Goa - Iron ore segment	—	—	(452)	—	(452)
- relating to investment in subsidiary- Sesa Resources Limited	—	(48)	(648)	(48)	(648)
Reversal/(Charge) pursuant to Supreme court order/ arbitration order	—	—	—	59	(113)

Loss relating to non-usable items of CWIP	—	—	(251)	—	(251)

Net exceptional gain/(loss)	—	(48)	4,973	324	5,407

Tax (expense)/benefit on above	—	—	(1,019)	(112)	(942)

Net exceptional gain/(loss) (net of tax)	—	(48)	3,954	212	4,465

6

The Company’s application for renewal of Consent to Operate (CTO) for existing copper smelter was rejected by Tamil Nadu Pollution Control Board (TNPCB) in April 2018. Subsequently the Government of Tamil Nadu issued directions to close and seal the existing copper smelter plant permanently.

The National Green Tribunal (NGT), Principal Bench vide its order on December 15, 2018 has set aside the impugned orders and directed the TNPCB to pass fresh orders of renewal of consent and authorization to handle hazardous substances, subject to appropriate conditions for protection of environment in accordance with law. The State of Tamil Nadu and TNPCB approached Supreme Court in Civil Appeals on 02 January 2019 challenging the judgment of NGT dated December 15, 2018 and the previously passed judgment of NGT dated August 8, 2013. The Supreme Court vide its judgment dated February 18, 2019 set aside the judgments of NGT dated December 15, 2018 and August 8, 2013 on the basis of maintainability alone. Vedanta Limited has filed a writ petition before Madras High Court challenging the various orders passed against the Company in 2018 and 2013. The matter is listed for hearing on June 11, 2019.

Further, the High Court of Madras in a Public Interest Litigation held that the application for renewal of the Environmental Clearance (EC) for the Expansion Project shall be processed after a mandatory public hearing and in the interim ordered the Company to cease construction and all other activities on the site with immediate effect. Ministry of Environment and Forests (MoEF) has delisted the expansion project since the matter is sub judice. However, in the meanwhile, SIPCOT cancelled the land allotted for the proposed Expansion Project and TNPCB issued order directing the withdrawal of the Consent to Establish (CTE) which was valid till March 31, 2023. The Company approached Madras High Court by way of writ petition challenging the cancellation of lease deeds by SIPCOT pursuant to which an interim stay has been granted. The Company has also filed Appeals before the TNPCB Appellate Authority challenging withdrawal of CTE by the TNPCB and the same is scheduled for hearing on May 08, 2019.

As per the Company’s assessment, it is in compliance with the applicable regulations and hence does not expect any material adjustments to these financial results as consequence of the above actions.

7	Effective April 01, 2018, the Company has adopted Ind AS 115 Revenue from Contracts with customers under the modified retrospective approach without adjustment of comparatives. The Standard is applied to contracts that remain in force as at April 01, 2018. The application of the Standard did not have any significant impact on the retained earnings as at April 01, 2018 or on these financial results with respect to recognition and measurement of revenue.

8	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

9	Additional disclosures as per Regulation 52(4) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

	a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (October 1, 2018 to March 31, 2019)
	S. No.	Particulars	Principal Due Date	Interest Due Date
	1	INE205A07089 bearing int @ 8.25%		October 29, 2018
	2	INE205A07097 bearing int @ 7.95%		November 22, 2018
	3	INE205A07105 bearing int @ 7.50%		November 30, 2018
	4	INE205A07121 bearing int @ 7.80%		December 20, 2018

	b)	Next due date of Interest/Principal repayment along with amount due is as follows:

		Next Due Date and Amount due (April 1, 2019 to September 30, 2019)
S. No.	Particulars	Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE205A07113 bearing int @ 7.60%	May 31, 2019	350	May 31, 2019	27
2	INE205A07055 bearing int @ 8.65%	September 27, 2019	150	September 27, 2019	42
3	INE205A07139 bearing int @ 8.50%			April 5, 2019	200
5	INE205A07147 bearing int @ 8.50%			June 15, 2019	140
6	INE205A07154 bearing int @ 9.18%			July 4, 2019	92
4	INE205A07030 bearing int @ 9.45%			August 18, 2019	189

c)	During the six months ended March 31, 2019 the Credit Rating by CRISIL and India Ratings and Research Limited for the NCD’s has been revised from “AA/Positive” to “AA/Stable” .

d)

The Listed Non-Convertible debentures of the company aggregating ₹ 9,900 Crore as on March 31, 2019 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 2,000 Crore and ₹ 7,900 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)

	Particulars	March 31, 2019	March 31, 2018
e)	Net Worth (Equity + Reserves and surplus)	77,880	79,313
f)	Debenture Redemption Reserve	1,240	1,430
g)	Interest Service Coverage Ratio (No. of times)	3.24	3.08
h)	Debt Service Coverage Ratio (No. of times)	1.03	1.00
i)	Debt- Equity Ratio (No. of times)	0.54	0.51

Formulae for computation of ratios are as follows:

	a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

	b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)

	c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

10	During the half year ended March 31, 2019, the Company redeemed 301 Crores, 7.5% redeemable non-cummulative preference shares having face value of ₹ 10 per share along with dividend at the rate of 7.5% p.a. from April 1, 2018 till October 27, 2018, as per their terms of issuance.

11	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : May 7, 2019	Executive Chairman